William J. Evers
                                                      Vice President and Counsel
                                                      212-314-5027
                                                      212-314-3959 (Fax)

                                December 4, 2007

Sonny Oh, Esq.
Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
100 F Street, NE
Mail Stop 4644
Washington, DC  20549

         RE:      AXA Equitable Life Insurance Company
                  Separate Account A of AXA Equitable Life Insurance Company "ABC" Variable Deferred Annuity Contract
                  Initial Registration Statement filed on Form N-4
                  (the "Registration Statement")
                  File Nos. 811-01705 and 333-146143

Dear Mr. Oh:

         On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to the staff's comments on the above-referenced Registration Statement. We set forth below each of those specific comments and then provide our response. The page references refer to the pages in the courtesy copy of the Registration Statement provided to the staff.

PRODUCT DESIGN CHANGES
----------------------

         To provide context for our responses, we first describe four product design changes that will be reflected in the pre-effective amendment.

         1. SURRENDER CHARGE. The product design has been modified to reflect a revised three-year surrender charge schedule of 2%, 2%, and 2%. Previously, the surrender charge schedule was 3%, 2% and 1% respectively.

         2. GUARANTEED ANNUAL PAYMENTS. The product design has been modified to allow for guaranteed annual payments beginning at age 59 1/2. Previously, the age at which the owner (or younger joint owner) was able to receive guaranteed annual payments was age 60.

         3. MORTALITY & EXPENSE RISKS CHARGE. The product design has been modified to reflect a charge of 0.60%. Previously, the mortality and expense risks charge was 0.65%.

         4. DEFERRAL BONUS. Like many of our other registered products that offer withdrawal benefits, we are adding a 6% deferral bonus to the contract at no additional

Sonny Oh, Esq.
December 4, 2007
Page 2

                  charge. The deferral bonus provides for an annual 6% increase in the Income base for each year the contract owner does not make a withdrawal. Accordingly, we have added the following disclosure to the Prospectus in "Contract features and benefits":

                  6% DEFERRAL BONUS

                  At no additional charge, in each year you have not taken a withdrawal, we will increase your Income base by an amount equal to 6% of your total contributions. This deferral bonus is applicable for the life of the contract. However, once a withdrawal is taken, your eligibility for the deferral bonus ends and it can never be reinstated. The deferral bonus excludes contributions made in the prior 12 months. In the first contract year, the deferral bonus is determined using all contributions received in the first 90 days of the contract year.

                      If the Annual step-up (discussed immediately below) occurs on any contract date anniversary, for the next and subsequent contract years, the bonus will be calculated as 6% of the most recent stepped-up Income base, plus any subsequent contributions.

                      On any contract date anniversary on which you are eligible for a bonus, we will calculate the applicable bonus amount. If, when added to the current Income base, the amount is greater than your account value, that amount will become your new Income base. If that amount is less than or equal to your account value, your Income base will be stepped-up to equal your account value, and the 6% deferral bonus will not apply.

         Also, due to the addition of the deferral bonus, we have revised the second bulleted statement under "Your Income Base" in "Contract features and benefits:

         o Your Income base may be increased on each contract date anniversary, as described below, and under "Annual step-up" and "6% deferral bonus."

PROSPECTUS
----------

Comment 1 - Contract Name
-------------------------

         According to the transmittal letter, the disclosure documents refer to the contract as the "ABC Annuity" because the marketing name for the contracts has not yet been determined. Please confirm that the class identifiers on EDGAR will correspond to the contract name that will ultimately appear on the prospectus.

Sonny Oh, Esq.
December 4, 2007
Page 3

Response 1
----------

         We confirm that the class identifiers on EDGAR will correspond with the contract's marketing name, "Crossings."

Comment 2a - ABC Annuity at a glance - key features (page 8)
------------------------------------------------------------

         Please clarify the first sentence after the second bullet point under "Tax considerations" to make it clear that the annuity provides no more tax deferral benefits than an IRA or Roth IRA.

Response 2a
-----------

         In response to this comment, we have revised the disclosure to read as follows:

         YOU SHOULD BE AWARE THAT A CROSSINGS CONTRACT DOES NOT PROVIDE TAX DEFERRAL BENEFITS BEYOND THOSE ALREADY PROVIDED BY THE INTERNAL REVENUE CODE FOR IRAS OR ROTH IRAS.

Comment 2b - ABC Annuity at a glance - key features (page 8)
------------------------------------------------------------

         In the paragraph preceding "Other contracts" on page 9, please clarify that the prospectus provides a description of all material provisions of the contract.

Response 2b
-----------

         In response to this comment, we have added the following as the second sentence to the paragraph immediately preceding "Other contracts":

         THE CONTRACT ESTABLISHES THE BENEFITS WE PROVIDE, AS WELL AS THE RIGHTS AND RESPONSIBILITIES OF BOTH YOU AND US, AND THIS PROSPECTUS PROVIDES A DESCRIPTION OF ALL MATERIAL PROVISIONS OF THE CONTRACT.

Comment 3 - Fee table (page 10)
-------------------------------

         EQ Advisors Trust recently filed a post-effective amendment to add five new series each of which is structured as a "fund-of-funds." Based on the disclosure on page 30, the staff presumes that each of these new series will constitute the underlying funds for this product. Therefore, please confirm compliance with Item 3 as it pertains to such underlying funds, in particular, General Instruction 17(a) to Item 3.

Response 3
----------

         We confirm that the presentation of the Total Annual Portfolio Expenses in the pre-effective amendment filing for this registration statement will comply with Item 3 of Form N-4.

Sonny Oh, Esq.
December 4, 2007
Page 4

Comment 4a - Example (page 12)
------------------------------

         Please confirm that the relevant maximum fees have been reflected in the example and for clarity, please disclose what they are, i.e., the staff presumes the example reflects the separate account annual expenses associated with a joint life contract.

Response 4a
-----------

         In response to this comment, we have revised the second sentence of the paragraph immediately preceding the table to read as follows:

         THE EXAMPLE ALSO ASSUMES THE MAXIMUM CONTRACT CHARGES ASSOCIATED WITH A JOINT LIFE CONTRACT AND TOTAL ANNUAL EXPENSES OF THE PORTFOLIOS (BEFORE EXPENSE LIMITATIONS) SET FORTH IN THE PREVIOUS CHARTS.

Comment 4b - Example (page 12)
------------------------------

         Please reconcile the caption for the second column with disclosure provided under "The amount applied to purchase an annuitization option" on page 27 and in the first paragraph under "Withdrawal charge" on page 29.

Response 4b
-----------

         In response to this comment, we have revised the Example chart to include two columns with the following captions:

         (1) IF YOU SURRENDER OR ANNUITIZE WITH PERIOD CERTAIN AT THE END OF THE APPLICABLE TIME PERIOD; AND (2) IF YOU DO NOT SURRENDER OR ANNUITIZE WITH PERIOD CERTAIN.

Comment 5 - How you can purchase and contribute to your contract (page 15)
--------------------------------------------------------------------------

         Please reconcile the disclosure provided in the third paragraph and under "Subsequent contributions" on page 20 with the disclosure provided under the "Limitations on contributions" column of the ensuing table.

Response 5
----------

         In response to this comment, we have added the following disclosure to the section entitled "Subsequent contributions" in "Contract features and benefits":

         FOR ROTH IRA AND ROLLOVER IRA CONTRACTS, FOR ANNUITANTS UP TO AGE 83 AT CONTRACT ISSUE, NO ADDITIONAL CONTRIBUTIONS MAY BE MADE AFTER ATTAINMENT OF AGE 84, OR, IF LATER, THE FIRST CONTRACT DATE ANNIVERSARY. ALSO, FOR ANNUITANTS AGE 84 OR 85 AT CONTRACT ISSUE, ADDITIONAL CONTRIBUTIONS MAY BE MADE UP TO ONE YEAR FROM CONTRACT ISSUE. FOR ROLLOVER IRA CONTRACTS ONLY, ADDITIONAL CONTRIBUTIONS MADE AFTER ATTAINMENT OF AGE 70 1/2 MUST OF NET OF REQUIRED MINIMUM DISTRIBUTIONS.

Sonny Oh, Esq.
December 4, 2007
Page 5

Comment 6 - Business Day (page 17)
----------------------------------

         Please reconcile the italicized disclosure on page 17, the disclosure under "When to expect payments" on page 26, and the disclosure under "Business day" on page 42 with the requirements of Section 22(e) under the Investment Company Act of 1940 ("1940 Act").

Response 6
----------

         In response to this comment, we have added the following cross-reference to the italicized disclosure on page 17:

         FOR MORE INFORMATION ABOUT OUR BUSINESS DAY AND OUR PRICING OF TRANSACTIONS, PLEASE SEE "DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR."

Comment 7 - Close of Business Day (page 17)
-------------------------------------------

         Please disclose how transaction requests received after the close of trading on the New York Stock Exchange ("NYSE") will be priced if the NYSE closes early.

Response 7
----------

         In response to this comment, we have revised the first bulleted statement under "Business Day" in "More Information" under "Dates and prices at which contract events occur":

         O IF YOUR CONTRIBUTION, TRANSFER OR ANY OTHER TRANSACTION REQUEST CONTAINING ALL THE REQUIRED INFORMATION REACHES US ON ANY OF THE FOLLOWING, WE WILL USE THE NEXT BUSINESS DAY:

                  -        ON A NON-BUSINESS DAY:

                  -        AFTER 4:00 PM, ET ON A BUSINESS DAY; OR

                  - AFTER AN EARLY CLOSE OF REGULAR TRADING ON THE NYSE ON A BUSINESS DAY.

Comment 8 - What are your investment options under the contract? (page 17)
--------------------------------------------------------------------------

         Please reconcile the last sentence and the last sentence preceding the chart on page 18 with what will actually be disclosed in the chart.

Response 8
----------

         In response to this comment, we have revised the sentence immediately preceding the chart on page 18 as follows:

         THE CHART BELOW SHOWS THE CURRENTLY AVAILABLE PORTFOLIOS AND THEIR INVESTMENT OBJECTIVES.

Sonny Oh, Esq.
December 4, 2007
Page 6

Comment 9 - Portfolios of the Trust (page 18)
---------------------------------------------

         Please clarify the use of the terms "portfolios" and "Portfolios" in this section. Moreover, given the presumed fund-of-funds structure of the portfolios to be used to fund this product, please consider incorporating such disclosure into the second paragraph to better explain how that results in diversification to better manage financial risk.

Response 9
----------

In response to this comment, we have revised the disclosure in the second paragraph of this section, consistent with the disclosure in other products reviewed by the Staff. The revised paragraph reads as follows:

         THE CROSSINGS ALLOCATION PORTFOLIOS OFFER CONTRACT OWNERS A CONVENIENT OPPORTUNITY TO INVEST IN OTHER PORTFOLIOS THAT ARE MANAGED AND HAVE BEEN SELECTED FOR INCLUSION IN THE CROSSINGS ALLOCATION PORTFOLIOS BY AXA EQUITABLE. IN ADDITION, DUE TO THE RELATIVE DIVERSIFICATION OF THE UNDERLYING PORTFOLIOS COVERING VARIOUS ASSET CLASSES AND CATEGORIES, THE CROSSING ALLOCATION PORTFOLIOS MAY ENABLE AXA EQUITABLE TO MORE EFFICIENTLY MANAGE AXA EQUITABLE'S FINANCIAL RISK ASSOCIATED WITH CERTAIN GUARANTEED FEATURES. PLEASE SEE "ALLOCATING YOUR CONTRIBUTIONS" IN "CONTRACT FEATURES AND BENEFITS" FOR MORE INFORMATION ABOUT YOUR ROLE IN MANAGING YOUR ALLOCATIONS.

Also, the section has been revised so as to use the term "Portfolio" consistently, referring to those Portfolios available in this product.

Comment 10 - ABC Annuity benefits (page 19)
-------------------------------------------

         Please clarify all relevant portions of the prospectus to properly reflect the impact of the last sentence of the first paragraph. For example, "Fees and charges" section of chart on page 9, the Fee table beginning on page 10 (in particular footnote 1), the chart for the Example on page 13, the bullet points under this caption and under "Your income base," and "Withdrawal charge" on page 29.

Response 10
-----------

         In response to this comment, we have replaced the last two sentences in the first paragraph under "ABC Annuity benefit" on page 19 as follows:

         ALTHOUGH YOU MAY MAKE WITHDRAWALS FROM YOUR CONTRACT PRIOR TO REACHING AGE 59 1/2, SUCH A WITHDRAWAL CAN CAUSE A SIGNIFICANT REDUCTION IN BOTH YOUR INCOME BASE AND YOUR GUARANTEED ANNUAL PAYMENT AND THEREFORE SIGNIFICANTLY REDUCE OR ELIMINATE THE VALUE OF THE CROSSINGS BENEFIT. PLEASE SEE "EFFECT OF EXCESS WITHDRAWALS," BELOW.

         We do not propose any changes to other sections of the prospectus. The introductory paragraph in the "ABC Annuity benefit" section is designed to provide an overview of the ABC Annuity benefit, which provides guarantees for withdrawals beginning at age 59 1/2. We believe

Sonny Oh, Esq.
December 4, 2007
Page 7

it is appropriate to highlight the impact of withdrawals prior to reaching age 59 1/2, which we have done with a cross-reference to the "Effect of Excess withdrawals" section. That section also refers to withdrawal charges that may be applicable to Excess withdrawals. The fee table notes that withdrawal charges of up to 2% may apply to withdrawals.

Comment 11 - Effects of Excess withdrawal (page 19)
---------------------------------------------------

         Please reconcile the second paragraph with the first sentence of the second to last paragraph on page 20.

Response 11
-----------

         The term "Excess withdrawals" is used in connection with recalculation of the Income base and the Guaranteed annual payment. It is not a term that specifically relates to the application of withdrawal charges. The second paragraph of the section specifically identifies the withdrawals that will be considered Excess withdrawals, and subsequent paragraphs explain how an Excess withdrawal can affect the Income base and the Guaranteed annual payment. The second to the last paragraph simply notes that withdrawal charges may apply to certain withdrawals exceeding the Guaranteed annual payment.

         To clarify the possible application of withdrawal charges, the following sentence will be added after the cross-reference to the "Withdrawal charge" section.

         USING THE EXAMPLE ABOVE, IF THE $8,000 WITHDRAWAL IS A WITHDRAWAL OF CONTRIBUTIONS SUBJECT TO THE WITHDRAWAL CHARGE, THE WITHDRAWAL CHARGE WOULD APPLY TO $3,000 (THE AMOUNT OF THE WITHDRAWAL ABOVE THE GUARANTEED ANNUAL PAYMENT OF $5,000).

Comment 12 - Free-Look (page 21)
--------------------------------

         The last paragraph under "Your right to cancel within a certain number of days" on page 21 states that surrendering a contract may yield results different than cancelling your contract, including different tax treatment. Please also disclose that the cash value upon surrender may be higher than a return of premium contributions.

Response 12
-----------

         In response to this comment, we have added the following disclosure to the last paragraph under this section:

         IN SOME CASES, YOUR CASH VALUE UPON SURRENDER MAY BE GREATER THAN YOUR CONTRIBUTIONS TO THE CONTRACT.

Comment 13 - Your contract's value in the variable investment options (page 22)
-------------------------------------------------------------------------------

         Please explain the basis for including administrative and distribution expenses in the "(i)" portion of the calculation of the unit value for each variable investment option.

Sonny Oh, Esq.
December 4, 2007
Page 8

Response 13
-----------

         In response to this comment, we will eliminate the reference to administrative and distribution expenses. As noted elsewhere in the prospectus, there are two separate account daily charges, one labeled the Mortality and Expense Risks Charge and the other labeled the Crossings Benefit Charge.

Comment 14 - Annuity payment plans (page 25)
--------------------------------------------

         Please clarify whether these plans are available prior to the owner/joint owner's attaining age 60. If so, please disclose the impact upon the ABC Annuity benefit and contract in general.

Response 14
-----------

         In response to this comment, we have revised the first sentence of the second paragraph under "Automatic payment plans" to disclose that these plans are not available prior to the eligibility for the Crossings benefit:

         YOU MAY ELECT EITHER THE MAXIMUM PAYMENT PLAN OR THE CUSTOMIZED PAYMENT PLAN AT ANY TIME AFTER YOU BECOME ELIGIBLE TO RECEIVE GUARANTEED ANNUAL PAYMENTS.

Comment 15 - Charges and expenses (page 29)
-------------------------------------------

         Please describe what the "expense risk" is under "Mortality and expense risks charge" on page 29.

Response 15
-----------

         In response to this comment, we have revised the disclosure under "Mortality and expense risks charge" to include the following as the last two sentences of that section:

         THE EXPENSE RISK WE ASSUME IS THE RISK THAT OUR EXPENSES IN PROVIDING THE BENEFITS AND ADMINISTERING THE CONTRACTS WILL BE GREATER THAN WE EXPECT.

Comment 16 - Effect of death (page 32)
--------------------------------------

         If applicable, please revise any disclosure in light of the fact that the contract is offered only as an IRA or Roth IRA.

Response 16
-----------

         We have revised the disclosures to remove the reference to the chart. In other respects, we confirm that the section is appropriate for IRA and Roth IRA contracts.

Sonny Oh, Esq.
December 4, 2007
Page 9

Comment 17 - Tax information (page 33)
--------------------------------------

         Please confirm that the disclosure is current and complies with the disclosure requirements of Item 12.

Response 17
-----------

         We confirm that the disclosure in this section is current and complies with Item 12 of Form N-4.

Comment 18 - Separate Account (page 41)
---------------------------------------

         As discussed in the first paragraph under "About Separate Account A" on page 41, please explain why the Separate Account assets would include amounts the exceed reserves and other liabilities. Please also clarify that notwithstanding the withdrawal of such amounts, the Separate Account will always be fully funded as required under the federal securities laws.

Response 18
-----------

         Under state insurance laws, insurance companies are generally permitted to maintain positions in the separate account in excess of amounts invested through variable contracts. Those amounts are often seed money used in connection with the launch of a separate account or serve as a company position to facilitate transactions in the separate account. State insurance laws generally provide that the insurance company maintain assets with a value at least equal to the amounts accumulated in accordance with the variable contracts and the related reserves. See, e.g., New York CLS Ins. Section 4240. As the prospectus notes, the company may withdraw amounts in the separate accounts that exceed reserves and other liabilities with respect to the contracts. It does not state or suggest that the company may withdraw amounts that exceed reserves or liabilities. Therefore, we believe the section appropriately describes the operation of the separate account.

Comment 19a - More Information (page 41)
----------------------------------------

         In the last bullet point under "Business day" on page 42, please confirm and clarify whether your contribution will be considered received upon receipt by your broker-dealer or receipt and transmittal of your order by your broker-dealer.

Response 19a
------------

         Since the initial registration statement filing, AXA Equitable has decided to offer this product exclusively through its retail distribution channel. Therefore, this disclosure has been removed.

Comment 19b - More Information (page 41)
----------------------------------------

         Please update "About legal proceedings" on page 43 as appropriate.

Sonny Oh, Esq.
December 4, 2007
Page 10

Response 19b
------------

         The final version of the Prospectus, to be filed by pre-effective amendment, will include any appropriate updates to the "About legal proceedings" section.

Comment 19c - More Information (page 41)
----------------------------------------

         Please clarify the first sentence under "Distribution of contracts" on page 43.

Response 19c
------------

         In response to this comment, we have revised the disclosure to under "Distribution of the contracts to read as follows:

         THE CONTRACTS ARE DISTRIBUTED BY AXA ADVISORS, LLC ("AXA ADVISORS"). AXA ADVISORS SERVES AS A PRINCIPAL UNDERWRITER OF SEPARATE ACCOUNT A.

STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------

Comment 20 - Custodian and independent registered public accounting firm
------------------------------------------------------------------------

         Please provide the disclosure regarding the registrant's independent registered public accounting firm as required by Item 18(c) including its business address and a brief description of the services performed.

Response 20
-----------

         The final version of the Prospectus, to be filed by pre-effective amendment, will include disclosure regarding our independent registered public accounting firms, PricewaterhouseCoopers and KPMG.

Comment 21 - Item 24 Financial Statements and Exhibits - Item 24. (b) Exhibits
------------------------------------------------------------------------------

         Please provide any relevant powers of attorney as an exhibit to this filing and note that they should "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

Response 21
-----------

         The powers of attorney that specifically reference this filing will be included in the pre-effective amendment filing.

Sonny Oh, Esq.
December 4, 2007
Page 11

Comment 22 - Representations
----------------------------

         The first sentence of the last paragraph under Item 32 contains the representation required by Section 26 of the 1940 Act. Please delete the remainder of the paragraph.

Response 22
-----------

         In response to this comment, the text referenced will be deleted in the pre-effective amendment filing.

Comment 23 - Financial Statements, Exhibits, and Certain Other Information
--------------------------------------------------------------------------

         Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response 23
-----------

         The pre-effective amendment will include any applicable exhibits not included in the initial registration statement filing.

                                    * * * * *

         The pre-effective amendment filing will be accompanied by the representations requested in Comment 24.

         Please contact me if you have any questions on the Company's responses to the staff's comments. We appreciate your assistance with this Registration Statement.

                                Sincerely,

                                /s/ William J. Evers

                                William J. Evers